OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......12.00	

SEC

18005347



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

MAR 0 1 2018

Washington DC
406

SEC FILE NUMBER
8-67051

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 AND ENDING December 31, 2017

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CSP Securities, LP**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13355 Noel Road, Suite 1600

(No. and Street)

OFFICIAL USE ONLY
FIRM I.D. NO.

Dallas	**Texas**	75240
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Tiffany Lauterbach 972-980-5808

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC

(Name – *if individual, state last, first, middle name*)

5179 CR 1026	Celeste	TX	75423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

DB

OATH OR AFFIRMATION

I, <u>Tiffany Lauterbach</u>_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>CSP Securities, LP</u>_____ , as of <u>December 31</u>_____ , 20<u>17</u>____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MUHAMMAD ARIF QURESHI
Notary Public, State of Texas
My Commission Expires
December 09, 2018

FEB 2 8 2018

_____
Signature

Chief Compliance Officer
_____
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CSP SECURITIES, LP

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2017

CSP SECURITIES, LP

CONTENTS

CSP SECURITIES, LP
Statement of Financial Condition
December 31, 2017

ASSETS

Cash	$ 685,381
Accounts receivable	16,492,749
Prepaid expense, related party	90,000
Other assets	5,725
Total assets	$ 17,273,855

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:		
Commissions payable		$ 2,855,431
State margin tax payable – General Partner	118,370	
		2,973,801
Partners' capital		14,300,054
Total liabilities and partners' capital		$ 17,273,855

The accompanying notes are an integral part of these financial statements.

CSP SECURITIES, LP
Statement of Operations
For the Year Ended December 31, 2017

Revenues:	
Success fees	$ 20,215,912
Consulting fees	858,333
Interest	191,877
	21,266,122
Expenses:	
Compensation and related costs	4,055,136
Office and administrative services	825,000
Other	108,516
	4,988,652
Net income before income taxes	16,277,470
Provision for state income taxes	85,811
Net Income	**$ 16,191,659**

The accompanying notes are an integral part of these financial statements.

			General Partner	Limited Partner	Total
Balances at December 31, 2016	$ 521,723	$ 8,246,672	$ 8,768,395		
Capital distributions	--		(10,660,000)	(10,660,000)	
Net income		161,917	16,029,742	16,191,659	—
Balances at December 31, 2017		$ 683,640	$ 13,616,414	$ 14,300,054	

The accompanying notes are an integral part of these financial statements.

Cash flows from operating activities:

Net income	$ 16,191,659
Adjustments to reconcile net income to net cash	
provided by operating activities:	
Change in assets and liabilities:	
Increase in accounts receivable	(6,342,129)
Increase in prepaid expense, related party	(35,000)
Decrease in other assets	285
Increase in commissions payable	1,252,575
Increase in state margin tax payable – General Partner	85,811
Net cash provided by operating activities	11,153,201

Cash flows from financing activities

Capital distributions	(10,660,000)
Net cash provided (used) by financing activities	(10,660,000)
Net increase in cash	493,201
Cash at beginning of year	192,180
Cash at end of year	$ 685,381

Supplemental schedule of cash flow information:

State taxes paid	$ 0
Interest	$ 0

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization and Nature of Business

CSP Securities, LP (the "Partnership"), a Delaware limited partnership, is a broker-dealer in securities registered with the Securities and Exchange Commission under ("SEC") Rule 15c3-3(k)(2)(i) and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Partnership began operations on January 26, 2006.

The Partnership raises capital from sophisticated institutional and commercial investors for high quality investment firms specializing in private equity and other alternative asset investment strategies.

The General Partner, Capstone Partners GP, LLC, manages the affairs of the Partnership.

Note 2 - Significant Account Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Success fees are recorded as earned under the respective agreements, primarily during the period the transactions are complete and the revenue determinable. Success fees are recorded as a contractual percentage of capital raised by the Partnership for investment firms specializing the private equity and other alternative asset investment strategies.

Consulting fees are recorded as earned under the respective agreements.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, whereas, statement of income amounts are translated at average rates of exchange for the year. Gains or losses from foreign currency transactions are included in net income.

Income Taxes

Taxable income or loss of the Partnership is included in the income tax returns of the partners; therefore, no provision for federal income taxes has been made in the accompanying financial statements.

As of December 31, 2017, open Federal tax years subject to examination include the tax years ended December 31, 2014 through December 31, 2016.

The Partnership is subject to state income taxes.

Note 3 - Related Party Transactions / Economic Dependency / Concentration of Services

The Partnership, the Limited Partner, and the General Partner are related parties under common control and the existence of that control could create operating results and financial positions different than if the entities were autonomous.

The Partnership and Capstone Partners, LP ("Limited Partner"), the limited partners of the Partnership, have entered into an office and administrative services agreement effective February 1, 2017, for a one-year term, automatically renewable, unless cancelled by either party. Under the agreement, the Limited Partner provides all management and back office services required by the Partnership, including, but not limited to administrative services. The Limited Partner allocated a pro-rate portion of such expenses incurred by the Limited Partner on account of the Partnership. In making such allocation, the Limited Partner equates the proportional cost of each facility or service with the proportional use or benefit derived by the Partnership. The agreement, requires the Partnership to pay a proportional allocation service fee of $70,000 per month. Fees under this and prior agreements totaled $825,000 for the year ended December 31, 2017, and $90,000 of fees were prepaid at December 31, 2017.

Management and registered securities representatives of the Partnership are also management and employees of the General Partner. The General Partner provides for all salaries and certain benefits to these dual Partnership employees under the office and administrative services agreement. Compensation expense of the Partnership consisted of commissions for registered securities representatives earned as a direct result of the Partnership's revenue.

Three registered securities representatives of the Partnership generated approximately 90% of the Partnership's revenue and accounted for approximately 67% of the Partnership's compensation and related costs for the year ended December 31, 2017. The Partnership is economically dependent upon these registered representative due to the concentration of services provided by them.

The Partnership has state taxes payable due to the General Partner of $118,370 at December 31, 2017.

Note 4 - Net Capital Requirements

The Partnership is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Partnership had net capital of $413,261, which was $292,782 in excess of its net capital requirement of $120,479. The Partnership's net capital ratio was 4.37 to 1.

Note 5 - Concentration of Revenue and Credit Risk

The Partnership has accounts receivables due from two investment firms totaling $8,125,500, or approximately 47% of total assets at December 31, 2017. For the year ended December 31, 2017, the Partnership earned success fees from these same investment firms totaling $10,334,000, or approximately 49% of total revenue.

CSP SECURITIES, LP
Notes to Financial Statements
December 31, 2017

Note 5 – <u>Concentration of Revenue and Credit Risk (cont.)</u>

At December 31, 2017, the Partnership has cash held at Texas Capital Bank totaling $685,381. The balance is insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2017, the Partnership's uninsured cash balance totals $435,381.

Note 6 – <u>Subsequent Events</u>

Management has evaluated the Partnership's events and transactions that occurred subsequent to December 31, 2017, through February 26, 2018, the date which the financial statements were available to be issued.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

For the Year Ended
December 31, 2017

Schedule I

<u>CSP SECURITIES, LP</u>
<u>Supplemental Information Pursuant to Rule 17a-5</u>
<u>As of December 31, 2017</u>

COMPUTATION OF NET CAPITAL

Total partners' capital qualified for net capital $14,300,054

Add:
  Other deductions or allowable credits   -0-

Total capital and allowable subordinated liabilities   14,300,054

Deductions and/or charges
  Non-allowable assets:

        Accounts receivable less direct related payables $(13,791,068)
        Prepaid expenses   (90,000)
        Other assets   (5,725)   (13,886,793)

Net capital before haircuts on securities positions   413,261

Haircuts on securities (computed, where applicable,
    pursuant to Rule 15c3-1(f))   -0-

Net capital $ 413,261

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:
    State margin tax payable – General Partner $ 118,370
    Commissions payable less than one year   1,535,071
    Commissions not subject to offset   153,750

Total aggregate indebtedness $ 1,807,191

CSP SECURITIES, LP
Supplemental Information Pursuant to Rule 17a-5
As of As of December 31, 2017

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$120,479
Minimum dollar net capital requirement of reporting broker or dealer	$5,000
Net capital requirement (greater of above two minimum requirement amounts)	$120,479
Net capital in excess of required minimum	$292,782
Ratio: Aggregate indebtedness to net capital	4.37 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The preceding computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2017 as filed by the Partnership on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

STATEMENT REGARDING CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

No statement is required as no subordinated liabilities existed at any time during the year.

STATEMENT REGARDING THE EXEMPTION FROM RESERVE REQUIREMENTS

The Partnership operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Act of 1934. Under these exemptive provision, the Computation for Determination of Reserve Requirements and Information Related to the Possession and Control Requirements are not required.

Report of Independent Registered Public Accounting Firm
On Management's Exemption Report

Required by SEC Rule 17a-5

Year Ended December 31, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
CSP Securities, LP

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CSP Securities, LP as of December 31, 2017, the related statements of operations, changes in partners' capital, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of CSP Securities, LP as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of CSP Securities, LP's management. Our responsibility is to express an opinion on CSP Securities, LP's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to CSP Securities, LP in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of CSP Securities, LP's financial statements. The supplemental information is the responsibility of CSP Securities, LP's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

PHILLIP V. GEORGE, PLLC

We have served as CSP Securities, LP's auditor since 2017.

Celeste, Texas
February 26, 2018

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
CSP Securities, LP

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) CSP Securities, LP identified the following provisions of 17 C.F.R. §15c3-3(k) under which CSP Securities, LP claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(i) (exemption provisions) and (2) CSP Securities, LP stated that CSP Securities, LP met the identified exemption provisions throughout the most recent fiscal year without exception. CSP Securities, LP's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CSP Securities, LP's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 26, 2018

5179 CR 1026   Celeste, TX 75423   (214) 358-5150   Fax (214) 358-0222   phil@pvgeorge.com

CSP Securities, LP's Exemption Report

CSP Securities, LP (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F. R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k): The Company is exempt from the Customer Protection Rule under Paragraph (k)(2)(i) as the Company is a broker or dealer, who does not carry customer margin accounts and does not hold funds or securities for, or ow money or securities to, customers. Because the Company does not have customers, the Company does not have a bank account designated as "Special Account for the Exclusive Benefit of Customers of CSP Securities, LP."

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

CSP Securities, LP

I, Tiffany Lauterbach, swear (or affirm) that, to the best of my knowledge and belief, this exemption report is true and correct.

By: Tiffany Lauterbach

Title: Chief Compliance Officer

February 21, 2018